Exhibit 99.1

GW Pharmaceuticals Announces Results of Annual General Meeting

GW Pharmaceuticals plc (NASDAQ: GWPH or the "Company") hereby provides notification that, at the Annual General Meeting of the Company held earlier today, 14 March 2018, all the resolutions set out in the Notice of Meeting sent to shareholders were duly proposed and passed.

All resolutions were approved on a show of hands. Details of the proxy votes received in relation to each of the resolutions (which are more particularly described in the Notice of General Meeting) are as follows:

	For[2]		Against		Withheld[1]
Ordinary resolutions
Resolution 1 - To receive, consider and adopt the Directors’ and Auditors’ Reports and Statement of Accounts for the year ended 30 September 2017	332,225,203	99.87%	415,608	0.13%	717,120
Resolution 2 - To approve the Directors’ Remuneration Report	277,427,160	83.36%	55,363,195	16.64%	567,576
Resolution 3 – To approve the Directors’ Remuneration Policy	270,836,448	81.39%	61,933,771	18.61%	587,712
Resolution 4 – To re-elect Justin Gover as a Director	332,538,142	99.91%	293,877	0.09%	525,912
Resolution 5 - To elect Catherine Mackey as a Director	332,555,348	99.92%	254,335	0.08%	548,248
Resolution 6 - To elect Alicia Secor as a Director	332,547,800	99.92%	251,047	0.08%	559,084
Resolution 7 - To elect William Waldegrave as a Director	332,538,524	99.92%	244,199	0.08%	575,208
Resolution 8 - To re-appoint Deloitte LLP as Auditor	332,783,168	99.95%	142,884	0.05%	431,879
Resolution 9 - To authorise the Directors to determine the Auditor’s remuneration	332,555,144	99.92%	253,903	0.08%	548,884
Resolution 10 - To authorise the Directors to allot shares pursuant to Section 551 of the Companies Act 2006	320,650,078	96.35%	12,143,685	3.65%	564,168
Special Resolutions (requires 75% majority)
Resolution 11 - That the Directors be authorised to disapply pre-emption rights for cash issues of up to 20% of the Company’s issued share capital	280,646,632	84.36%	52,050,243	15.64%	661,056
Resolution 12 – to adopt the regulations contained in the printed document submitted to the meeting and initialed by the chairman of the meeting as the articles of association of the Company in substitution for and to the exclusion of its existing articles of association	332,222,806	99.89%	366,754	0.11%	768,371

1 A vote withheld is not a vote in law and, is not counted in the calculation of the votes for or against a resolution. Therefore, the percentage of votes cast excludes withheld votes.

2 Proxy forms which gave the Chairman or other officer of the Company discretion have been included in the "For" total.

On 12 March 2018, there were 338,444,356 GW Pharmaceuticals plc ordinary shares in issue. Shareholders are entitled to one vote per share held.

The full text of each resolution passed at the Annual General Meeting held earlier today, Wednesday 14 March 2018, is set out in the Notice of Annual General Meeting which is available for viewing on the Company's website at www.gwpharm.com.